UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934

I-TRAX, INC.

(Name of Subject Company)

I-TRAX, INC.

(Names of Persons Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
SERIES A CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

COMMON STOCK CUSIP 45069D203

(CUSIP Number of Class of Securities)

Yuri Rozenfeld, Esq.
Senior Vice President and General Counsel
I-trax, Inc.
4 Hillman Drive, Suite 130
Chadds Ford, Pennsylvania 19317

(610) 459-2405  x116

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

WITH COPIES TO:
Justin P. Klein, Esq.
Ballard Spahr Andrews & Ingersoll, LLP
1735 Market Street, 51st Floor
Philadelphia, Pennsylvania 19103
215-665-8500

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

I-trax made the following communications, which are included at the corresponding annexes:

•	Annex A: I-trax Investors’ Conference Call Transcript, dated March 17, 2008, at 4:00 p.m. EST;

•	Annex B: CHD Meridian Associate Conference Call Transcript, dated March 17, 2008, at 10:45 a.m. EST; and

•	Annex C: CHD Meridian Associate Conference Call Transcript, dated March 17, 2008, at 12:00 p.m. EST.

ANNEX A

I-Trax
Moderator: Hope Van Dyke (ph)
March 17, 2008
4:00 p.m. ET

OPERATOR:  Good afternoon ladies and gentlemen, and welcome to your I-trax investors’ conference call.  All lines have been placed on a listen-only mode and the floor will be open for your questions and comments following the presentation and if you should require assistance throughout the call, please press star, zero.

At this time, it is my pleasure to turn the floor over to your host, Hope Van Dyke (ph).  Ma’am, the floor is yours.

HOPE VAN DYKE (ph):  Good afternoon, and thank you for your time.  Before beginning the call, I’d like to read the Safe Harbor Statement.  This conference call will contain forward-looking statements within the meaning of Private Securities Litigation Reform Act of 1995.  Forward-looking statements describe what we anticipate, believe, expect or intend in the future.  Forward-looking statements are subject to risks and uncertainties which could cause actual results to differ, possibly materially, from what we now anticipate.

Please refer to our most recent annual report on Form 10-K and the quarterly report on Form 10-Q for further information.  These reports are on file with the Securities and Exchange Commission.

Additionally, there can be no assurance that the merger will be consummated.  With that, I’ll turn the call over to Frank Martin.

FRANK MARTIN:  Good afternoon, everyone and thanks for joining us.

Today, I’m very pleased to share with you this exciting development in the evolution of workplace healthcare delivery.  Walgreen’s Company and I-trax, the parent of CHD Meridian and ProFitness Healthcare Solutions has signed a definitive agreement for Walgreen’s to acquire I-trax for approximately $278 million including the assumption of certain debt, which equates to a share price of $5.40 per share.

Walgreen’s, in addition to operating more than 6,000 retail pharmacies in 49 states is the parent company of Take Care Health Systems, operators of Take Care Clinics located within the Walgreen’s Pharmacies.

This is a strategic, significant growth event for Walgreen’s and for our industry.  In addition to acquiring I-trax, Walgreen’s is also acquiring Whole Health Management, a top provider in our industry.  We will be combining with Whole Health to from what will be by far the nation’s leading provider of work place health services.  This is clearly a major transformational event for Walgreen’s and for us.  It is the beginning of an important new strategy for Walgreen’s moving from being a large retail pharmacy chain to a health services delivery company, and we’re going to play a very important role this transformation.

I-trax and CHD Meridian Healthcare will become a wholly owned subsidiary of Walgreen’s and part of a newly formed division, along with Take Care Health Systems and Whole Health Management, focused on delivering high quality healthcare conveniently.  It’ll be called the Health and Wellness Division.  But even as we make this transition and become part of the new division, our dedication to clinical excellence, client and patient satisfaction and demonstrating value will remain unchanged.  In fact, this merger will allow us to enhance and expand our capabilities and access points so that we can serve all employees, whether they are proximate to the work site or not when, where and how the employer or employee chooses.

As you know, we’ve been pursuing a number of strategic opportunities to consider or to continue growing our business.  These strategies have included making acquisitions, including our recent merger with ProFitness Health Solutions and talking with potential partners to create new alliances.

Walgreen’s and Take Care Health Systems approached us because they recognize the workplace is an advantage delivery channel for patient engagement and quality healthcare.  For CHD Meridian Healthcare and ProFitness

Health Solutions, it is the recognition of the importance of workplace healthcare and the tangible benefits that can be driven through effective onsite medical, pharmacy, fitness and wellness programs.

All of the organizations involved in this transition are passionately committed to convenient, acceptable, clinically excellent care through all delivery channels, including the workplace and now retail settings.

We decided to enter into this agreement because of that shared passion and because we know that it will give us access to tools and resources that will allow us to grow and support our care model and our expansion of services.  Furthermore, we believe this merger is in the best interest of our stockholders.

We recognize that today’s announcement will raise many questions, and while we have much work ahead of us to integrate these organizations, we firmly believe that bringing these companies together is a growth strategy, not a cost cutting strategy for any parties involved and it is an opportunity to create a truly exciting new model in healthcare delivery for employers and their employees and dependents.

Today’s announcement will not have any immediate effects on the daily operations of any of our health centers, fitness centers or pharmacies.  All of the organizations involved will work together to evaluate how best to merge and combine administrative and management operations to create the strongest provider of integrated healthcare for an employer’s proximate and non-proximate employees using all channels and avenues available continuing to prove that a healthy work force is a competitive advantage.

Walgreen’s will be filing their tender offer documents with the SEC within the next 10 days.  We will also be filing our 14D-9, which will provide a detailed background of the merger, but I’ll give you a brief description of the tender offer.  It’ll be commenced within 10 business days of the announcement of the deal, which is today.  It will remain open for at least 20 business days, which is approximately 30 calendar days, and it can be extended at the option of the buyer, but not beyond September 30th of 2008.  It must be extended as significant terms change.  It’ll be for any and all shares of our common and preferred stock at a price of $5.40 per share of common stock net to the shareholder at a price of $54 per share preferred stock, plus accrued dividends, and the dividend valuation will be based on the trading price of the stock during the 10 days prior to this announcement.  Shareholders may withdraw their shares tendered up until the tender time offer expires – can only close if more than 50 percent of the shares are tendered, the buyer will accept for payment all shares tendered and not withdrawn promptly after the expiration of the tender offer.

The buyer cannot change the terms of the tender, offer to reduce the price, change the form of consideration, reduce the number of shares sought or impose any additional conditions on the offer without company approval.

The buyer is seeking to buy all shares of common and preferred stock.  If 80 percent of the shares are tendered, the company has granted the buyer an option to purchase an additional 10 percent of the stock from the company so that the buyer has 90 percent, and if the buyer has 90 percent of the common and preferred stock, then the merger can take place without a meeting and a vote of the shareholders.

So, in conclusion, we hope that you share our excitement for this transaction.  We are extremely excited about the additional resources this alliance will provide and the new model that can be created for healthcare delivery.  We believe the valuation of Walgreen’s has placed on this transaction is representative of the future opportunity that we have created.

We thank you for your support over the last several years, especially those of you who have been with us since the beginning and have held on through difficult years.  We consider this offer the reward for all of yours and our efforts and persistence.  And I’m not happy to open the line for questions.

OPERATOR:  Thank you.

Ladies and gentlemen, the floor is now open for questions.

If you do have a question, please press star, one on your telephone keypad at this time.  Questions will be taken in the order that they are received.  If you are on a speakerphone, we ask that while posing your question, you pick up the handset to provide favorable sound quality and if at any time your questions has been answered, you may remove yourself from the queue by pressing the pound sign.

Again, ladies and gentlemen, if you do have a question or comment, please press star, one on your telephone keypad at this time.

Please hold while we poll for questions.

And we have our first question coming from Brooks O’Neil (ph) from the company Dougherty.  Please state your question.

DEPOCK CHALEGAN (ph), DOUGHERTY:  Thanks for taking my question.

Good afternoon.  This is Depock Chalegan (ph) sitting in for Brooks O’Neil (ph).

I just had a question on the bidding process.  Were there any other bidders other than Walgreen’s that you had during this process?

FRANK MARTIN:  Well, Depock (ph), over the last several months, we’ve had conversations with a number of interested parties, both strategic and financial.  Walgreen’s was the only one that made a formal offer.  Our board felt that it was an extremely fair price and that Walgreen’s strategy was excited and we’re recommending acceptance of the offer.  There is a fiduciary out in the merger agreement and a reasonable breakup fee and if someone were to make another proposal during the tender offer period, we would, if permitted by our agreement with Walgreen’s, consider it appropriately.

DEPOCK CHALEGAN (ph):  Thanks.

Also in terms of tendering shares for shareholders, when is management expected to tender their shares?

FRANK MARTIN:  Promptly.

Management is recommending the transaction so management will tender their shares promptly.

DEPOCK CHALEGAN (ph):  OK, well thank you.  I think this is a great deal for both I-trax and Walgreen’s and congratulations on the deal.

FRANK MARTIN:  Thank you, Depock (ph), and tell Brooks (ph) that we said sorry he’s on vacation today.

DEPOCK CHALEGAN (ph):  I think he’s going to be sad that he missed it, but I’ll tell him when he gets back.

FRANK MARTIN:  Thanks.

OPERATOR:  And our next questions comes from Colen Pipeler (ph) from Econic (ph).  Please state your question, sir.

COLEN PIPELER (ph), ECONIC:  Yes, Colen Pipeler (ph).  I just wanted to know for existing shareholders how will they be notified and what is the mechanism for responding to the tender?

FRANK MARTIN:  Colen (ph), I would say that once the tender offering is filed with the SEC, you’ll be contacted by mail if you’re a certificate holder, through your brokerage firm if you’re in street name.  There will be instructions at that time.  Copies of the tender offer as well as the background of the transaction will be available in those documents, but if you haven’t tendered shares before, typically you’ll get a letter in the mail and there’ll be notice sent to brokerage firms.

COLEN PIPELER (ph):  OK, thank you.

OPERATOR:  Our next question comes from Karen Griffith (ph) from Intel.  Please state your question or comment.

KAREN GRIFFITH (ph), INTEL:  Yes, I was just wondering how CHD’s actual workplace industry program will be affected.  For example, do you see transition in how the program will be delivered for maybe your information systems or how you currently deliver the program to current and future companies?

FRANK MARTIN:  Well, I would say that right now I think Walgreen’s, as I mentioned earlier, is looking to us and to Whole Health as platform company, part of a platform with us, Whole Health and Take Care to combine and create a best of breed model, both around products and services and delivery modalities.  So, we would see absolutely no reduction of service.  Hopefully, a transition over time – well, not hopefully – but a transition over time onto a common technology platform so that we can share information both at the workplace and out in the retail clinic environment and I think Walgreen’s is looking to be able to enhance the services at the retail clinics because of the programs that both us and Whole Health provide and, likewise, whatever value and benefits we can gain from their programs from many technology and support we would be able to bring into the workplace.

KAREN GRIFFITH (ph):  Thank you.

OPERATOR:  And our next question comes from Balagy Gandhi (ph) from Oppenheimer.  Please state your question.

BALAGY GANDHI (ph), OPPENHEIMER:  Good afternoon, guys.  Congratulations.

FRANK MARTIN:  Thanks, Balagy (ph).

UNIDENTIFIED PARTICIPANT:  Thanks, Balagy (ph).

BALAGY GANDHI (ph):  This might be a little early to ask this question, but I thought I’d give it a shot.  With the relationship you guys have with Mackestin (ph), I mean with so many different organizations coming into this new – you know – operating segment, do you think that’ll kind of serve as the – I mean your relationship with Mackestin (ph) will kind of be sustained through the new organization?

FRANK MARTIN:  I think it is a little early to answer that question.  Exactly.  I think – you know – the benefit here is we want to – or I guess let’s say the goal is to do the best thing for the customer and whatever the best thing for the customer is we’re ultimately going to do, but it is too early to answer that question.

BALAGY GANDHI (ph):  OK.  Well, thought I’d ask anyway.  Take care, guys.

FRANK MARTIN:  Thanks, Balagy (ph).

OPERATOR:  Again, ladies and gentlemen, if you do have a question or comment, please press star, one on your telephone keypad at this time?

And our next question comes from Hugh Colen (ph) from Applied Financial.  Please state your question.

HUGH COLEN (ph), APPLIED FINANCIAL:  Hi, guys.  I’ve been a long-term investor in this and – you know – you mentioned in your statement a lot of us, but there really isn’t an us anymore.  It sounds to me like – you know – we’ve been basically cut out of the growth of this deal.  You know – how do you respond to something like that?

FRANK MARTIN:  I would respond the following way.  Our board seriously considered this transaction and the price that was being offered in this transaction and we looked at lots of different valuation methodologies, including developing a what we would call an aggressive five year strategic plan and looking at the execution risk with regards to implementing that plan and I think we came to the conclusion that this was the right thing for us to do to grow the business.

When we look at a competitive landscape, including Walgreen’s and Whole Health as competitors, looking at valuations in the small cap market and we felt that this was a clearing price, a very good premium for the shareholders and that it was the right thing to do in everybody’s interests.

And I would tell you if you feel like you’ve lost us, I think Walgreen’s is creating a transformational event and there may be more up-sizing.

HUGH COLEN (ph):  Thank you.

OPERATOR:  Again, ladies and gentlemen, if you do have a question or comment, please press star, one on your telephone keypad at this time.

Sir, there appear to be no further questions.

FRANK MARTIN:  Well, we’d like to thank you all very much for tuning in.  We hope you’re as excited as we are about this proposal.  We’re certainly available to answer questions.  If you have questions in the future, feel free to contact us, but hopefully, you’re as enthusiastic as we are about this offer and hope to see you participate.

Thank you very much.

OPERATOR:  Ladies and gentlemen, this concludes today’s teleconference.  We thank you for your participation.  You may disconnect your lines at this time and have a great day.

END

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

ANNEX B

I-Trax
March 17, 2008
10:45 a.m. EST

OPERATOR:  Thank you for joining the CHD Meridian associate conference call.  We will open up the floor for questions at the end of the call.  Now, I would like to turn the call over to Frank Martin and Dixon Thayer.  Sirs, the floor is yours.

FRANK MARTIN, CHAIRMAN, CHD MERIDIAN:  Welcome everybody and good morning.  This is Frank Martin and, I’d like to start off by saying, as you all know, two of our key growth initiatives for our business have been proof of concept and awareness and attraction to the concept.  Merely focusing on the proving the value of workplace health care to and for our clients and, to the outside world.  And, we have all done an amazing job at that.  Largely with your help.  Getting a great deal of press mention.  Adding lots of new business.  Filling up the pipeline.

One of the results of all of this attention is that we’ve been approached over the last several months by a number of companies who really understand the value of what we’re creating to talk to us about the prospect of some kind of strategic reliance and – or, business combination.  And, I’m very excited to announce that on Friday evening we’ve signed a definitive agreement to be acquired by Walgreens.  And, to really be a platform company for a new, exciting movement in health care.

We will be joining forces with a subsidiary of Walgreens called Take Care Health Systems.  Take care manages the retail clinics in the Walgreen pharmacies.  And, we are with Take Care forming a new division of Walgreens which is going to be focused on delivering convenient access to high quality health care, both at the work site and in the retail market.  Walgreens is very committed to this.  They’ve established a new division that they’re calling the Health and Wellness Division.  And, to demonstrate their level of commitment to the workplace and to this integration strategy, they’re also simultaneously acquiring Whole Health.  And, as many of you know, Whole Health is our largest competitor and, also, a very strong provider of workplace health and wellness.

We will be aligning with Whole Health to form what will be the nation’s leading provider of onsite workplace health operations.  Walgreens will also be integrating their workplace pharmacy which is the legacy Family Meds business.  And, they will be also aligned with our pharmacy operations.

This is clearly a major transformational event.  For the industry, for Walgreens and for us.  It is the bringing together of the two leading providers in workplace health and, combining them with take care health systems to create this health and wellness division which is key to Walgreen’s strategy to further their growth in the healthcare sector and, become a healthcare services provider, not just a retail service center in their drugstores.

From a structural perspective, we’re going to be aligned with Take Care Health Systems which operates independently from Walgreens on a day to day basis.  But, does get the benefit of their strong corporate support.

I am sure that this announcement brings a great deal of uncertainty with hit.  However, it’s very important for you to know that bringing these organizations together is a growth strategy, not a cost cutting or consolidation strategy for any of the partners – parties involved.  Given the nature of our worksite health and wellness and fitness centers and, pharmacies, we see absolutely no change to our current, on site staff operations.  And, over the next couple of months we will be working closely with Walgreens, with Whole Health and Take Care Health to evaluate what the best structure our operations will be to come up with a best of breed in the combination of all of these organizations.

We know this will take time.  As a public company, it’s likely that this transaction will take somewhere from 30 to 60 days to close.  During that period of time, we will start working on what the integration will look like.  We certainly will keep you all apprised of that through various communications.  But, what’s very, very important to all of us is that you know that your leadership team is in place.  We want to do everything we can as does Walgreens, to support our operations.  To support and enhance the client and patient relationship.  And, they are looking very, very closely at us because of considering us to the be the thought leaders, the industry leaders and, as their CEO and President said to me this morning, you know, we’re buying you guys because of your people.  And, we want your people to help take us into a new model where we have the ability to connect employees and patients both at the work site and through over 6,000 touch points that Walgreens can create so that we can handle employees and beneficiaries and dependents, not just at the worksite but, all over the country.

Walgreens is attracted to us because of our strength, our growth potential, the breadth of capabilities and, that’s really a reflection on the quality of people.  They announced this morning that they are forming this new health and wellness division, the President of that division will be Hal F.  Rosenbluth.  Hal was the founder and chairman of Take Care Health which is the retail clinic operation.  And, culturally, I think Hal is absolutely a leader in the culture that it’s about employees first.  In fact, he’s written a couple of business management books, the first of which is The Customer Comes Second.  On the premises that if you invest heavily in your people, they will take care of everything else.

We do not expect staff reductions in the combination of these business.  I know that a lot of you are concerned, probably, about consolidation of various functions.  There may be some overlap and some consolidation but, please be assured that there is enough work and, because this is a growth strategy, that every able bodies, hard working person will have plenty to do

Most importantly, we want to impress that we want to continue to support and do everything we can to enrich the experience at the worksite health centers and to support our front line clinicians who provide an excellent service.

Being a part of a larger organization gives us a lot of access to additional resources that we don’t have.  Our Board deliberated a great deal over this to make sure that this was the right thing for us to do.  Because, it’s not the first time we’ve been approached by a potential acquirer.  And, we looked long and hard at our ability to grow the business.  Our access to capital to invest in the business.  And, really, what’s the right thing for all of our stakeholders, which would be a combination of shareholders and, all of our associates.  And, our customers and their employees, as well.  And, we feel very strongly that this alignment really creates an unparalleled model of access to convenient and high quality care.

We’ll continue with our plans to regional operations, to provide intensive training for our operations organization.  We’ll be contacting key clients by phone all day.  We’ve put together a very extensive communications plan to contact clients and vendors and, so forth.

One thing we know is that today’s announcement’s going to generate a lot of questions.  Some of those questions, we just don’t have an answer for because we’ve been focusing over the last couple of months on whether this is the right thing to do.  And not, necessarily, on how we’re going to do it.  But, to Walgreen’s credit, they are looking to us to help guide them as to how we’re going to do this.  So, over the next couple of months the senior leadership team from Walgreens, Take Care Health, I-Trax CHD Meridian, Pro Fitness and, Whole Health will all be getting together to spend a couple of months on how to do this right.  And, how to end up with the best possible organization and, the best organizational structure.

So, before I open it to questions, I’d like to offer this opportunity to Dixon to say a few words.  And then, Ray to say a few words.

DIXON THAYER, CHIEF EXECUTIVE OFFICER, CHD MERIDIAN:  Let’s go to Ray (ph) first.

FRANK MARTIN:  Dixon says let’s go with Ray (ph) first.

RAY:  Yielding the floor.

It is a – really a magical opportunity to take workplace health to a new level.  And, I just wanted to share my thoughts with you as someone whose been dedicated to trying to deliver the best care possible to patients.

For a long time the health care delivery system has been set up, I’m sad to say, to cater to the doctors rather than the patients.  And, one of the concepts that we’ve been promoting in the marketplace is the notion that we ought to be providing care where the people are, at the workplace, where most people spend the majority of their waking days.  By being able to tie, now, over 500 workplace health sites with over 6,000 pharmacy locations, we have a chance to offer people an opportunity to receive care where they work, where they shop.  And, if we are fortunate enough to be able to tie all of these points of care together, across the country, on a single electronic platform, we can really contribute to a new era of health care delivery for this country.  And, I believe, that should offer for all of you clinicians out there a chance to be quite excited knowing that your patients and, the employees of the clients that we provide service to, can have excellent care and coverage, not only where they live and where they work.  But, also as they travel throughout the country.

I want to thank all of you for the incredibly hard work that you’ve delivered that has offered a chance, as Frank had said, to prove the value of what we do to the marketplace largely through publications.  Several of you have helped to contribute to over a dozen publications just over the last year.  In journals and, in book chapters and, in annual reports such as the quality compass delivered through NCQA.  And, so with that, I’m going to turn things over to Dixon to say a few words, as well.

DIXON THAYER:  Thanks, Ray (ph).

I’ll be brief, I think Frank and Ray (ph) have covered  a lot of the waterfront on why this is really a whole other step for this Company in a real positive way.

What I’d to just keep us thinking about as we go through this process.  Frank pointed out that it’ll take us, you know, 45 or 60 days to figure out all of the answers to everybody’s questions.  But, you know, it’s a very natural thing for all of us to start to lose a little focus, temporarily.  And, that’s because we’ll start asking the very valid question of what does this mean to me, personally? Is this a good thing, is this a bad thing and, so on.  And, what I’d like to point out is that one of the things that makes Walgreens such an already good partner is they decided that they were going to wait until they had these different entities.  Then, they were going to put the management teams in the room together.  And then, they were going to say, where do we want to go? And, for all of you who have read Collin’s (ph) book on Good to Great, it’s one of the most important keystones to success.  And, the point I want to add is that while we’re sitting there thinking at times, you know, how does this really look to me? You know, should I be excited? Should I be sad? If we take our eye off the ball, it makes it much harder for us as a management team to sit in those rooms and discuss how to organize this Company if our Company starts to falter.  And, it’s because of the success we’ve had that everybody has been attracted to us.  We need to maintain that.  We need to compartmentalize.  We need to be able to say, I’ll think about that on my way to work or, on my way from work.  I’m going to take great heart into what Frank said, which is that they’ve expressed nothing but positive energy about wanting to resource us more as opposed to find ways to cut costs for savings.  But, at the same time, I even have to spend less time on that.  We have to deliver on the promise that we have put together while we talk about how do we bring these companies together.  The brightest star in the constellation will end up really being the star that guides where this Company is going.  And, I want that star to be us.

So, anyway, with that, I’ll turn it back to Frank and open it up to questions.

FRANK MARTIN:  Just before we open it up to questions, I want to reiterate what Dixon said.  And, it is really – Walgreens is (INAUDIBLE) us an extraordinary valuation.  In current market conditions and, you know, one of the things we looked very hard at as a public company, is that we obviously need to make sure that the choice we make is not just good for our shareholders but, also good for our people.  But, it is our people that have created this value.  And, I think you should all be extremely proud of the price that they have put on our Company.  For anybody that, you know, follows the stock market or, looks at valuations, by any measure, this an extremely high price.  And, I want to thank you all, very much, for your contributions to creating that.

So, with that, I’m happy to open it up for questions.  And, please feel free to ask them.  We know that you have plenty of questions.  Certainly, your managers, Danee (ph) and his team.  Any of us are available to answer them.  But, we would like you to feel comfortable to ask them on the call.

OPERATOR:  The floor is now open for questions.  If you do have a question, please press star one on your telephone keypad at this time.  Questions will be taken in the order they are received.  If you are using a speakerphone, we ask that while posing your question you pick up your handset to provide favorable sound quality.  If at any time your question as been answered, you can remove yourself from the queue by pressing pound.  Again, ladies and gentlemen, if you do have a question or comment, please press star one on your telephone keypad at this time.

Our first question comes from Randall Frakes of CHD Meridian.  Please state your question.

RANDALL FRAKES, CHD MERIDIAN:  Hi.  Can you tell me when the buy freeze will be lifted on the CHD Meridian employees on the stock?

UNIDENTIFIED PARTICIPANT:  I don’t think that there is any non public information out in the marketplace at this point.  So, I would say, technically, the freeze if off.  But, I would encourage you not to trade in the stock between now and the time it closes.  The shares – there was a lot of volume in the stock this morning.  A lot of that was, you know, we had well over a million shares short, so the shorts had to cover.  Great day, for us that are long …

UNIDENTIFIED PARTICIPANT:  I love it when the shorts have to cover.  I’m telling you.

UNIDENTIFIED PARTICIPANT:  You know, the stock will trade by professionals between now and the time that the tender closes because the professionals are happy to make pennies, versus us.  Just so that everybody understands the way the process will work, is that anybody that owns stock options, restricted shares or, any equity holders.  Walgreens will be filing a tender offer document within the next 10 business days.  Likely to file next Monday.  Simultaneously, we’ll be filing a document that is – will give a background of the merger.  At that point, that will commence the tender.  So, anybody that is an equity holder will get contacted by mail, by e-mail, by brokers, and so forth, about the tender offer with instructions as to what to do.  When they have over 50 percent of the shares, they will take over our Board.  We will leave two Board members, which would be myself and Haywood Cochran (ph).  And, they would put three people on the Board.  When they have over 90 percent of the shares, they will be able to force the merger.

The tender offer period is initially 20 business days.  But, simultaneously, in fact, I’m sure they’ll be doing it, if not today, tomorrow.  They have to make a regulatory filing under the Hart-Scott-Rodino Antitrust Act to make sure that they get regulatory clearance to do a transaction like this as well.  So, I would say the professionals are really good at trading in narrow ranges here.  And, they’re happy to make pennies.  And my, you know, having been a trader at one point in my career, I would encourage you that if you’re not a professional trader, it’s probably not a great thing for you to be trading in our stock right now.

As a matter of course, I will get a list from the SEC that asks us if we know anybody that’s traded in the stock from the time that Walgreens submitted their proposal and, the time that we closed.  Because they will carefully monitor to make sure that there was no insider trading.  That is a matter of course.  Not because anybody has any fears.  And, I think the way our stock has responded, we’re real comfortable that there haven’t been any leaks.

But, I’d say there is no material non-public information.  Now, you’re welcome to tell anybody.  They can do whatever they want.  I just urge you to be careful.

UNIDENTIFIED PARTICIPANT:  Thank you, sir.

OPERATOR:  Thank you.  Our next question comes from Todd Neuman (ph), please state your question.

TODD NEUMAN (ph):  Hi.  Todd Neuman (ph) in New Jersey.

Just looking at the fact that Take Care is a nurse practitioner model, almost in it’s entirety.  What do you view the future of PA’s maybe with CHD, moving forward?

UNIDENTIFIED PARTICIPANT:  Ray’s going to answer that.

RAY (ph):  The role of all of the practitioners in our clinical community will remain very important.  And so, whether it’s sports physiologists, personal trainers, health coaches, care managers, nurses, nurse practitioners, physician’s assistants, physicians, pharmacists, or, therapists, they will all play a role in being trusted clinicians now at the work place and, in this very significant network of pharmacies across the country.

TODD NEUMAN (ph):  So, can I interpret that as there may be more opportunity for Pas in the pharmacy model moving forward than there is currently?

RAY (ph):  You know, it is yet to be determined how our strategy outside of the workplace will manifest itself in the network of retail clinics.  But, we, you know, we will continue to express how important all of these members of our clinical community are in helping to support patients with maintaining a healthy lifestyle or, receiving evidenced based car.

UNIDENTIFIED PARTICIPANT:  Todd (ph), I’d also like to add – and, I know, as we’ve gone through the due diligence process with them.  That they’re – one of the reasons they’re very excited about us is the broadness of our offering.  And, the fact that we do offer primary care.  And, we do have a lot of different services.  And, it is their goal to be able to broaden those services to actually be offered to the Take Care health center at their retail site.  They, I know, recently, they told me that a very, very large prospect of theirs in Atlanta had an interest in more the urgent care, episodic model that is common in the retail environment.  And, they’re pitch to them was that they should look at a much broader offering to include primary care, health and fitness and wellness.  And, I know, they want to try to migrate our programs to be able to be offered out of the take care health clinics.  So, I think at the employer level, the goal will be to have as much as we can possibly bundle into a program.  And then, to carry those programs out so that it’ll be available for all of our non-proximate workers and, all the dependents.  And, also for employees that may be traveling.  They’ll be able to go into a Walgreens and Take Care health center and actually have their electronic medical records available to the nurse practitioner at that site.

TODD NEUMAN (ph):  Right.  Thank you.

UNIDENTIFIED PARTICIPANT:  You know, maybe simply put, I think that the future for physician associates – physician assistants is quite bright.

UNIDENTIFIED PARTICIPANT:  Absolutely.  With the shortages all over the place.  This is only a good thing for all of them.

TODD NEUMAN (ph):  I hope so.  Thank you.

UNIDENTIFIED PARTICIPANT:  Thanks, Todd (ph).

OPERATOR:  Our next question comes from Sandy Messaro (ph).  Ma’m, please state your question.

SANDY MESSARO (ph):  Hi, everyone.  (INAUDIBLE), congratulations on the transaction.  It’s really exciting.

I had two quick questions.  I’ve been talking to clients this morning and, everything is going very well.  One thing was I understand there’s going to be a four p.m.  analyst call this afternoon.  And, that might be helpful for everyone to know that because the clients kind of missed the Walgreen’s call because it was so early.  And, that’s not a problem.  But, will we all be getting the information for the four p.m.  call?

UNIDENTIFIED PARTICIPANT:  Jane (ph), that’s on our website.  And, I believe that Michelle (ph) – I saw it.  The press release.  So, it is out.  It is on the finance websites.  It is also – we’ve sent that note to our database so, it is on our websites.  And, I think Peter (ph) wants to say something here.

PETER HOTZ, EXECUTIVE VICE PRESIDENT AND CHIEF OPERATING OFFICER, CHD MERIDIAN:  No, it’s Peter Hotz.  The Walgreens call is available on their Web site.  I believe for 30 days.  So, I think if you go on their Web site and, Jane (ph), that’s a real good point.  I’ll have Michelle (ph) put out an e-mail so that people know that.

SANDY MESSARO (ph):  OK.

HOTZ:  So, anyone can go back.  They can listen to the Walgreen’s call.  And, we’ll send out an e-mail announcing our call internally.

SANDY MESSARO (ph):  Because the four p.m.  call is a different call, correct?

UNIDENTIFIED PARTICIPANT:  Is a different call, correct.

SANDY MESSARO (ph):  OK.  And, that’s going to be appealing to our clients.

And then, second quick question, is Hal (ph) and maybe other key executives available to make personal visits to key clients such as Goldman Sachs in the short – you know, upcoming days.

UNIDENTIFIED PARTICIPANT:  They certainly indicated that.  Hal’s (ph) on a plane to come down here to Nashville now to meet with the leadership team here.  And, one thing that they have told me is that once this is announced, they really would like to get out and meet with the key clients so that people can get comfortable that this is a resourcing up, not a resourcing down.  And, this is an expansion of programs and services, an expansion of support for those programs and services.

SANDY MESSARO (ph):  OK.  Great.  Thanks.

UNIDENTIFIED PARTICIPANT:  If any of you have client questions.  Or, if any of your clients have questions, please refer them to us.  I would say if the DCOs and your managers don’t feel comfortable answering some of the questions.  Or, they want to talk to somebody in the senior management team, we are happy to do that.  Whether it be Ray (ph), Peter , Dixon, Danee (ph), myself.  Any of us are happy to talk to clients.  This’ll be, obviously, a extremely busy day.  We’ve got investors calling left and right, obviously.  Which is why we have the 4:00 call.  But, I would encourage you, any of you that want to listen to that 4:00 call, if you didn’t hear the Walgreens call this morning, please feel free to do so.  And, encourage our clients to do so.  I think we will address as much as we can as it relates to them.  Not just to our shareholders, at that time as well.

I know one of the questions that was – that has been on people’s minds.  And, it was certainly asked about here is what’s going to happen to the Nashville office? And, I would say one of the first questions they asked me is, is the new building we’re moving to really have enough space for us to expand, based on the way we expect to expand our business? So, Nashville is clearly intended to continue to be the operations center for what we do.

OPERATOR:  Sir, would you like another question?

UNIDENTIFIED PARTICIPANT:  Sure.

OPERATOR:  Our next question comes from Gary Glissman (ph).  Please state your question.

GARY GLISSMAN (ph):  Hi, this is Gary Glissman (ph) from CHD.  Congratulations here, gentlemen, for a job well done.

UNIDENTIFIED PARTICIPANT:  Thanks, Gary (ph).

UNIDENTIFIED PARTICIPANT:  Thanks, Gary (ph).

GARY GLISSMAN (ph):  Just had a – just a quick business related question relative to our clients that may be scheduled for system changes or, in the early stages of a conversion or, maybe even recently converted.  Are we going to see recommendations or, get recommendations fairly quickly from our IS team relative to do we proceed with those or, are those going to be necessarily put on hold because of a picture now.

DIXON THAYER:  Gary (ph), this is Dixon.  Nothing is on hold.  It’s back to what I was saying in my remarks.  That they’re buying us because of our strategy.  They’re buying us because of what we’ve been doing so well.  I’m sure over the long haul they’ll be certain things that we’ll modify here or there in our decisions, in our processes and, so on.  But, absolutely not.  Full speed ahead.  Tomorrow should feel just like the day before we had this news.

GARY GLISSMAN (ph):  OK.  So, the I-Medica (ph) and Enterprise RX (ph) are still – whatever’s scheduled should just proceed as scheduled.

DIXON THAYER:  Full speed ahead

GARY GLISSMAN (ph):  OK.  Thanks.

DIXON THAYER:  That’s a great question, Gary (ph).  Thank you.

OPERATOR:  Our next question comes from April Lanam (ph).  Please state your question.

APRIL LANAM (ph):  Good morning.  Congratulation.  And, very excited about the opportunity in front of the (INAUDIBLE).

A couple of questions.  One was, Peter, a while you say that the Walgreens announced it was going to be available for 30 days.  It’s actually available for 12 months on their website.

UNIDENTIFIED PARTICIPANT:  Great, great.

APRIL LANAM (ph):  And, the other question I had was how are we going to be communicating on a regular basis to the employees (INAUDIBLE) Meridian as far as how this thing transpires and, next steps, and things (INAUDIBLE) on.

DIXON THAYER:  April (ph), where are you?

Walk down the hall.

No, we will communicate with everybody within CHD Meridian in the way we would normally communicate with them on a regular basis.  We will occasionally do some broadcast e-mails.  We will, still, I believe, continue with our quarterly results discussions.  Even though now, it won’t be based on a shareholder review.  I see no reason to stop our quarterly internal calls.  The beat, the pulse, I guess the beat goes on or, something like that.  And so, we will continue to communicate the way we’re going.  Now, of course, if there happens to be an immediate transactional decision being made somewhere, then we’ll handle that with an immediate, you know, e-mail blast.  But, I can not emphasize enough how it’s business as usual.  You know, starting this afternoon, you know, we must stay focused and driving, the same way we would run this Company yesterday is the same way we’re going to run it for the foreseeable future.

UNIDENTIFIED PARTICIPANT:  Dixon, if I could just add one thing.

I think for everybody on this call, just to encourage your folks to pay particular attention to e-mail.  I know sometimes it’s difficult during the day with the roles that we have in the field to do that.  But, I think the more you can sort of take just a quick break, check e-mails, that that’s obviously, as you saw this morning, the quickest way for us to get information out.  So, I think it’s important to pay special attention to, you know, the electronic means and e-mail.

UNIDENTIFIED PARTICIPANT:  Yes.

UNIDENTIFIED PARTICIPANT:  OK? What -- anything else, April (ph)?

LANHAM:  No, that was it.

UNIDENTIFIED PARTICIPANT:  Good, get back to work.

Any other questions.

Well look at the …

OPERATOR:  There appears to be

UNIDENTIFIED PARTICIPANT:  I’m sorry?

OPERATOR:  There appears to be no (INAUDIBLE) at this time.

UNIDENTIFIED PARTICIPANT:  Well, listen.  Again, I can’t thank you all enough for having done such a great job.  We think the future is extremely exciting.  And, it’s all because of you.  One thing that I note, these things take time to do right.  And, we are going to do it right.  So, that’s why, I think, the reiteration of Dixon’s point and, all of our points are, we can not let up our focus from where it currently is.  That’s the easiest way for us to drift and to have this not be a great deal for all involved.  So, we will keep you abreast of information as soon as we have it.  You’re leaders are staying in place while we work through this process.  And, as I said, please feel free to contact us if you have any questions.  Anybody that has any technical questions over the merger, if you’re equity holders, please feel free to contact me or, Yuri Rozenfeld, our general counsel.

Thank you all very much, again.  And have a great day.  And, those of us who are Irish, it’s very lucky.

OPERATOR:  Thank you this does conclude today’s conference.  We thank you for your participation.  You may disconnect your lines at this time and, have a great day.

END

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.

ANNEX C

I-Trax
March 17, 2008
12:00 p.m. EST

OPERATOR:  Thank you for joining the CHD Meridian Associates conference call.  We will open up the line for questions at the end of the call.

Now I would like to turn the call over to Frank Martin and Dixon Thayer.

FRANK MARTIN, CHAIRMAN, I-TRAX:  Good morning, everyone, and welcome.  As you all know, two of our three growth initiatives for our business has been proof of concept and awareness and attraction to the concept and proving the value of workplace healthcare for both our clients and our employees and to the rest of the world.

We've all done a great job of that and we've had numerous recognitions for doing so.  Our business has grown.  Our pipeline is growing and the results of all of this attention have caused over the last number of months a number of companies to approach us about the prospect of some kind of strategic partnering or business combination.

And I'm very excited to announce that on Friday evening, we signed a definitive agreement to be acquired by Walgreen's and to be one of the platform companies for an exciting new movement in healthcare.

We will be joining forces with Take Care Health Systems, which manages retail clinics in Walgreen's pharmacies to forming a new division of Walgreen's which will be focused on delivering convenient access to high quality healthcare.

This division as Walgreen's announced this morning, will be called the health and wellness division, and will be focused on providing services at both the corporate and the retail markets.

And in addition, as an example of their – to show the level of their commitment to getting into the workplace health environment, simultaneously, they will be acquiring Whole Health as well as us, which as many of you know is our largest competitor and a strong provider of workplace health, wellness and fitness services.

We will be aligning with Whole Health to form what will be by far the nation's leading providers of on-site workplace health services.  In addition, Walgreen's workplace pharmacy operations, the former family meds business, will be aligned with our pharmacy operations.

This is clearly a major transformational event for the industry, for Walgreen's and for us.  It is the bringing together of two leading providers in workplace health and combining them with Take Care Health Systems to create the health and wellness division which is key to Walgreen's strategy to further their growth in the healthcare sector.

And we're going to play a very important role in this transformation.  From a structural standpoint, we will be aligned with Take Care Health Systems, which operates independently from Walgreen's on a day-to-day basis, but does get the benefit of Walgreen's strong corporate support.

We know that an announcement like this brings a level of uncertainty with it, however, it's important for you to know that bringing these organizations together is a growth strategy and not a cost-cutting strategy for any of the parties involved.

Given the nature of our workplace health and wellness centers, fitness centers and pharmacies, we don't expect any changes to our current on-site staff or operations and we will work together with Whole Health, Take Care Health and Walgreen's to evaluate how to best structure operations and to create the strongest organization possible.

We know that this will take time and to Walgreen's credit, they wanted to make sure that we were able to get these companies aligned, and then once the transaction was announced, have the senior management teams of all four companies get together and spend the right amount of time developing a transition and integration plan where we can really come up with the best of breed.

We're looking at several months to develop a full integration and transition plan, but during this time, we have to continue our current operations in all areas.  And I want to assure you that our executive and leadership teams will remain in place during the transition period.

Our company is strong in many areas and we expect that our leadership and our teams will be leading several critical areas of this new combined operation.

When I received a call this morning from the Walgreen's executives, they wanted to remind me clearly that they are buying us because of our strength, our growth potential, our thought leadership, the breadth of our capabilities and they really wanted me to thank all of our associates and our team for doing a great quality job, which is a reflection on the quality of our people and the jobs that you do.

I want to assure people that with the growth rate of the combined organizations, we don't expect any significant reductions.  In fact, we're likely going to be adding staff in key support areas.  This division of Walgreen's is a new and growing division.

They have lots of need for lots of people and we're expecting that with the inclusion of us and Whole Health, there may be some redundancies, but not in any way that would create a reduction of staff.  What's most important for everybody is that you'll understand the importance of supporting our front-line clinicians and our staff, and providing excellent service to our customers.

And we want to insure that this is maintained throughout the process.  We've experienced amazing growth over the past 3 years due to your hard work and your passionate commitment to our pursuit, which is our third growth initiative.

Becoming a part of this larger organization will give us much needed resources to support that growth and expand our capabilities.  Our board delineated a great deal over this and we feel very strongly that this merger is in the best interest of all of our stakeholders, whether they be shareholders, clients, employees or associates.

And it's a great validation of the work that we've all done to make I-Trax and CHD Meridian the strong valuable company that it is.  The valuation that we're receiving from Walgreen's is a great testament for not only the hard wonderful work that you do, but for the opportunity that we've created.

We will continue with our plans to regionalize operations and provide intensive training for our operations organization.  We have a detailed communications plan.

We're in the process of contacting key clients by phone and e-mail and sending out formal communications explaining the acquisition and assuring them that we will continue the high level of clinical excellence and customer service they rely on.

We know today's announcement would generate a lot of questions and I hope to hear many of them from you on the call today.  We'll do our best to answer them, but unfortunately, a lot of them is going to be, we just don't know yet.

But as we develop our integration plans and transition plans, we'll do everything we can to keep people posted and positive and so forth.  This is a very exciting day.  I think one of the first e-mails I got this morning from one of our bigger investors was, boy, the luck of the Irish.

If you consider what's going on in the public markets today for small cap companies, it's extraordinary for Walgreen's to recognize the opportunity that we've created and to pay as much as they are paying for us.

So at this point, I'd like to turn the speaker over to Ray.  Ray will then have Dixon say a few words, and then we'll open the lines for questions.

RAYMOND FABIUS, PRESIDENT, CHIEF MEDICAL OFFICER, I-TRAX:  Good morning and afternoon to those of you on the call.  This is an extraordinary moment in our history.

A company of the size of Walgreen's recognizing the potential value that we bring to the marketplace is a tremendous credit to our passionate pursuit, our proof of concept, that a healthy workforce is a competitive advantage, and that the workplace is an excellent place to deliver care.

Walgreen's is interested in tying more than 500 workplace health centers that it is acquiring with roughly 6,000 pharmacy sites, which they see as additional points of care.

And it's particularly exciting for those of us that are clinicians to realize that there is the potential to tie nearly 7,000 points of care together with an electronic medical record so that we can say to our patients that they can receive care at the workplace where they spend most of their waking hours, as well as in their community and where they shop, and in addition, when they travel.

So it's incumbent upon us right now to stay focused on the wonderful care that we deliver during this transitional period and to assist in what looks to be a terrific opportunity to make a contribution not only to the present clients that we serve, but also to this country as a whole.

With a shortage of primary care becoming increasingly apparent, this may offer a new and exciting alternative for people to access quality care in a very effective and efficient fashion.

And with that, I'm going to turn it over to Dixon.

DIXON THAYER, CHIEF EXECUTIVE OFFICER, I-TRAX:  Thanks, Ray.  I'll be brief.  I don't know how many of you have read the classic business book, Good to Great, by Jim Collins.

In it, he talks about some significant research he did about how do some companies go from just being good to being great, and one of the most fundamental rules that he found was that first you get the right people in the room and then you decide where you want to go.

And for me, this is already a testament to Walgreen's as a great partner in our future success because some of the details around how we will function going forward aren't clarified, but because they've said, we want to get all the right people in the room and then we'll decide where we want to go.

So it's something that says that they really do see how to build great enterprises.  Now, when an acquisition like this happens, it's natural for all of us to start asking a little bit about, well, what does it mean to me?  Is this a good thing, is this a bad thing?  And it's just natural for it to distract us at times as we go through it.

You know, I've been through this before.  Experience shows me several times over that it's very important that we as an organization don't forget that the very thing that attracted these guys to us was our strategy, where we're going, how well we're doing getting there.

And the worst thing that could happen would be for when we convene the top leaders from each of these businesses that are going to come together to form this new division, if we're sitting there at the table talking about why we've sort of faltered and taken our eye off the ball because of the distractions of this acquisition, it will make it much harder for us to be able to stand as the representatives of where it should go.

So anyway, my point is that the brightest star in the constellation will be the one that everybody guides themselves by and I want us to be the brightest star.

So with all this exciting news and having somebody like Walgreen's with the resources to really drive our strategy farther, faster, harder, we just have to make sure that we remember it's our strategy that brought them here and that it's our strategy that we have to continue to deliver every day so that we continue to lead this effort in transformation of healthcare.

FRANK MARTIN:  So with that, we'd like to open the lines for questions and I know that there are probably a great deal of questions.  Some of you may feel a bit inhibited to ask them.

I would encourage you to do so and do it in a public forum because you'd be surprised how many of your colleagues have the same questions and would love to hear somebody else ask them.  And you know, clearly we will be available to speak to you later, to speak to your clients, to answer any questions, but I would encourage you to do so now.

OPERATOR:  Thank you.  The floor is now open for questions.  If anyone has a question, please press star, one on your telephone keypad at this time.  Questions will be taken in the order that they were received.  If you are using a speakerphone, we ask that while posing your question, you pick up your handset to provide (INAUDIBLE) sound quality.

If at any time your question has been answered, you can remove yourself from the queue by pressing pound.  Again, ladies and gentlemen, if anyone has a question or comment, please press star, one on your telephone keypad at this time.  Please hold while we pull for questions.

Again, if anyone has a question or comment, please press star, one on your telephone keypad.

DIXON THAYER:  Oh, come on, people.  Here, I'll ask a question.  I've always got questions whenever I can sit down next to Frank.  So what does this mean about the regional organization we've been hearing about, Frank?  Do we slow any of that down?

FRANK MARTIN:  No, I asked you that question this morning, Dixon, and the way you answered it was no, absolutely not.  That is the right organizational structure for a service-oriented business and likely the way that that will evolve is as we look more closely to that and how we can use that same structure as we integrate Take Care and Whole Health.

Most importantly, we're going to continue along those lines and continue to provide the training and support that we've planned to do under that organization.  And as Dixon said, it's heads down.  We can't take our eye off the ball and be distracted by this.  I think that's the way you answered it, Dixon.

DIXON THAYER:  That's right.

FRANK MARTIN:  One of the questions I got was, you know, what about the Nashville office?  And I can assure you that one of their first questions was, is the new building that the people in Nashville are planning to move into have enough space for our expansion?

So Take Care Health, which will be – which is where Hal Rosenbluth, who was named president this morning by Walgreen's of the new health and wellness division, Take Care Health is based in suburban Philadelphia, not very far from Chadds Ford.

So I would imagine at some point in the not too distant future, we will be consolidating Chadds Ford and Take Care Health into one location.  But it is clearly anticipated that Nashville will be expanding and not retracting.

DIXON THAYER:  All right.  We're prime in the pump.  We've got something.

FRANK MARTIN:  I think we have a question from Bill Rollerson (ph).

BILL ROLLERSON (ph):  Correct.

OPERATOR:  Yes, Bill (ph), go ahead with your question.

BILL ROLLERSON (ph):  As I understand it, we would be a division of the Take Home Health then versus being the corporate Walgreen's.  I guess my question comes down to as far as benefits and things like abilities, you contribute to 401K?

You guys may not be able to answer this at this point, but I know in general, the 401K is limited with Walgreen's to 3 percent of your income and that's one of the great things I loved about CHD.  So is it too early to even speculate on what type of benefits we might receive?

FRANK MARTIN:  No.  I can – I can tell you, Bill (ph), that one of the conditions we put into the merger agreement was that the benefits had to be at least equal to or greater than our current benefit structure.  There is a part of the question that I can't answer, but I would tell you that we're not going to be a sub of Take Care.

We're going to be a sub of Walgreen's, but we are going to be in a division of Walgreen's called health and wellness, which will include us, Take Care and Whole Health and the family meds asset at the work site.

At some point, they may even consider moving option care into that division which offers home infusion therapy because of its possibilities of being integrated into the workplace as well as the retail environment.

The benefit level at the Take Care Health Center is different than the benefit level of corporate because of the different kinds of employees and the number of, you know, professionals in that environment as well.

So I can tell you that we will be working together to put together a benefit plan for all of us, but it has been agreed upon in the merger that it will be no less than it currently is.

BILL ROLLERSON (ph):  Very good, thank you.

FRANK MARTIN:  Sure thing.

OPERATOR:  Another question from Carol Kinney (ph).  Go ahead with your question, Carol (ph).

CAROL KINNEY (ph):  Hi, I have a question.  In the past, when I've worked in hospitals and there were acquisitions and they – one of the reasons they said was that resources – more resources would be available and that did not come to fruition.  So how will you insure that we will have resources available?

DIXON THAYER:  Carol (ph), this is Dixon.  That's a – you know, one of those kinds of questions that no matter what you say, you really can't be clear enough and that is that many people approach acquisitions and integration differently and a lot of times, there are people that sort of say, oh, here's all the good news and then nothing really comes from it.

Also, it's very hard for people in the position like Frank and me and Ray to say, trust me, trust me, trust me, but in this case, I will say Frank and others have done as much due diligence on Walgreen's as they have been doing on us.  And you see, we don't own assets.

You know, hospitals own assets.  We don't own, you know, even our contracts are really quite paper thin.  They're really around relationships, so it's all about the people and in the process we went through, there have been over the last 2 or 3 years, two or three different companies that have come forward and said, you know, we think we might want to buy you.

But they haven't passed the vetting (ph), so you know, you never can say never, but it's our intention, it's our understanding that they're buying us because of what we're doing and want to reinforce it.

And we don't really make a significant difference for them until we even expand at a faster rate, so I have high confidence that it's not just smoke and mirrors.

FRANK MARTIN:  I'd also tell you, Carol (ph), clearly the hospital industry isn't a, you know, a contraction mode rather than an expansion mode and if we do our job, we help them cause that contraction because we keep people out of the hospital.

But this is really a transformational event for Walgreen's.  They have been looking very closely at how to transform themselves away from just being a retail provider of pharmaceuticals, but to look to see where healthcare is going and the shortage, as Ray mentioned, the shortage of access to primary care and to create something really unique and special.

And they're prepared to invest substantially in that.  If they weren't prepared, they would never have offered us the price they did.

So I think, you know, we've looked at a lot of areas where we want to – where we're going to need to expand if we're going to execute on that strategy of connecting the workplace and the retail footprint so that we can have multiple touch points and offer an employer a product that's provider based as well as pharmacy based.

So I don't see this being in any way resource short.  They are highly committed to changing their model and I think that will, you know, improve their growth strategy.  And we're a foundation for that.

CAROL KINNEY (ph):  OK, thank you.

FRANK MARTIN:  Sure thing.

OPERATOR:  And we have a question from Susan Adlack (ph).  Go ahead, Susan (ph).

SUSAN SUDLACK (ph):  Sudlack (ph).  Yes, Ray mentioned that it sounds like there has been some talk about how there would be integration between the on-site clinics and Walgreen's, the employer sides, the family care sides.

Has there been much discussion in that area and what kind of model that they would be looking at or the companies would be looking at?  In terms of an employee going from one site, let's say the company site to an offsite and there be communication of those visits?

RAYMOND FABIUS:  Susan (ph), I'm so happy that you're asking this question because it's to the heart of the wonderful potential that these transactions can yield.

Clearly, we're early in the discussions around this potential, but there is no doubt that from the consumer standpoint, from all of our standpoint as patients, it would be wonderful to know that it would be easy for us to access our medical records as we travel through the country or as we become ill and want to seek some care inside our community or while we're at work.

So I think there is – when I spoke to this, I spoke to this more because of our early discussions with Walgreen's and because of its great potential, but there is a lot of work to be done, no doubt, to get us there.

SUSAN SUDLACK (ph):  OK, thank you.

FRANK MARTIN:  Any other questions?

OPERATOR:  If anybody has a question or comment, please press star, one on your telephone keypad at this time.

FRANK MARTIN:  Well, if there are no other questions, I would say in closing, I hope you agree with us that this is extremely exciting and it is a changing time which can be somewhat questionable, but it's certainly a change I think for a great opportunity.

What's very important is that we keep focused on the support for our customers, our patients.  I want to thank you again for your commitment to your jobs and to this organization.

We will – we will do our best to keep you updated on progress as progress develops around the development of this new organization and this new division.  We'll use all of the various means of communication that we have available with regards to the e-mail, the beep, the pulse, company meetings, et cetera.

So I look forward to sharing the next update with you soon and again, thank you so much for creating this opportunity for us.

OPERATOR:  Thank you.  This does conclude today's teleconference.  We thank you for your participation.  You may disconnect your lines at this time and have a great day.

END

Walgreens' tender offers for I-trax's outstanding common stock and preferred stock have not yet commenced.  This document is neither an offer to purchase nor a solicitation of an offer to sell any securities.  In connection with the tender offers, Walgreens intends to file a tender offer statement on Schedule TO and related materials with the Securities and Exchange Commission (the “SEC”), and I-trax will file a solicitation/recommendation statement on Schedule 14D-9 with the SEC. Investors and security holders are strongly advised to read these documents when they become available because they will contain important information about the tender offers and the proposed merger. Free copies of materials, which will be filed by Walgreens and I-trax, will be available at the SEC’s Web site at www.sec.gov, or with respect to Walgreens materials, at www.walgreens.com, and also will be available, without charge, by directing requests to Walgreens, and with respect to I-trax materials, at www.i-trax.com, and will also be available, without charge, by directing requests to I-trax.